Rayton Solar Inc. D/B/A Rayton
2019 Annual Report
Form C-AR

16112 Hart St.
Van Nuys, CA 91406
www.raytonsolar.com

Business

Rayton was incorporated in the State of Delaware on October 17, 2013. The Company is located at 16112 Hart St., Van Nuys, CA 91406. The Company's initial mission was the development of the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules ("PV modules"). The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide "GaAs" wafers for the semiconductor industry as a whole. GaAs wafers serves as the foundation for microchips that are used in automotive, aerospace, 5G, LED and solar applications. The Company's management believes that this pivot gives the path of least resistance and strengthens its market positioning.

Current Offering

Offering Minimum: $10,000
Offering Maximum: $1,070,000
Minimum Investment Amount (per investor): $500
Type of Security Offered: Convertible Promissory Notes
Type of Equity Converted Into: Common Stock
Conversion Trigger: $5,000,000
Maturity Date: December 31, 2020
Discount Rate: 30%
Annual Interest Rate: 10%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Rayton Solar Inc. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $50,000,000.00 Valuation Cap or if less, then you will receive a 30.0% discount on the price the new investors are paying. You also receive 10.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Regulatory Information

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

The Company's Business

Principal Products and Services
Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers.

Technology
The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with Phoenix Nuclear Labs LLC ("PNL"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV

modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and GaAs wafers is patented.

Engineering and Development to Date
The particle accelerator for producing engineered GaAs wafers is fully assembled with PNL. Additional payment is required before they will release it to Rayton.

Market
The Company plans to manufacture a GaAs wafer that can be sold for approximately 25% less than the current market price. The GaAs wafer market is currently $650M per year and growing with an 11% compound annual growth rate. Rayton will source raw materials for its engineered GaAs wafers from producers such as Freiberger, and Sumitomo, and it would then use its manufacturing processes to produce a lower cost GaAs wafer. Rayton would then be able to sell its engineered GaAs wafers to foundries, such as VPEC and IQE, that will grow devices on the wafers. The foundries can then sell these devices to the chipmakers, who turn them into products used in retail electronics. The Company has not yet established relationships with the identified suppliers or foundries.

Environmental Regulations
Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development manufacturing, and construction activities. The Company will be subject to a variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

Intellectual Property
The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company's intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033.

Rayton has a co-engineering agreement with PNL for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with PNL, PNL owns the intellectual property of the developed particle accelerator. Rayton however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton's proprietary end station and modified off-the-shelf processing equipment, belong to Rayton.

To date, the Company has not generated revenues from its principal operations and has sustained losses since inception. Because losses will continue until such time that the company can procure equipment and complete development of its manufacturing technology and because the company has no committed source of financing, the company relies on financing to support its operations. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern within one year after the date that the financial statements are issued.

The Company has operated at a loss since inception, and these losses are likely to continue. Rayton's net loss for 2019 was $438,785 and the net loss for 2017 was $2,577,297. Until the Company achieves profitability, it will have to seek other sources of capital in order to continue operations.

Operating Expenses During 2019:
General and administrative expenses decreased to $242,473 from $1,570,699 for the year ended December 31, 2019 and 2018, respectively. General and administrative expenses decreased primarily as a result of lower legal expenses and lower stock-based compensation expense.

Sales and marketing expenses slightly increased to $75,136 from $59,514 for the year ended December 31, 2019 and 2018 respectively.

Research and development expenses decreased to $39,775 from $8812,464 for the year ended December 31, 2019 and 2018 respectively. Research and development expenses decreased primarily as a result of lower payroll costs and lower engineering expenses.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. If the Company cannot raise sufficient funds it will not succeed or will require significant additional capital infusions.

Rayton is offering Convertible Notes in the amount of $10,000 and up to $1,070,000 in this Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to only raise only the minimum amount of funds, sought, it will have to find other sources of funding

Liquidity and Capital Resources

As of December 31, 2018, the Company had $47,841 cash on-hand. The Company intends to raise additional funds through the issuance of convertibles notes and a Regulation Crowdfunding offering to finance its operations. In addition, the Company has relied on financial support from Andrew Yakub.

Cash Flow
The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:
For the Year Ended December 31,

	2019	2018
Net cash (used in) provided by:		
Operating activities	-$311,332	-$1,229,542
Investing activities	-$5.003	-$38.802
Financing activities	$328/056	$1,122,178

Future Capital Raising Activities
As of February 26, 2020, the Company has entered into an engagement with a registered broker-dealer to provide advisory services for future capital raising or other transactions beneficial to the Company and investors. The transactions the advisor may assist with include, but are not limited to: (1) a significant private placement of securities; (2) a sale of the Company; (3) an acquisition by the Company of a company or assets complimentary to the Company; (4) a sale of a portion of the Company or assets of the Company; (5) a recapitalization of the Company; or (6) a strategic alliance with another company. As compensation for these advisory services, the Company is obligated to pay an initial fee of $100,000 to the advisor, a transaction fee in cash and equity based on the type of transaction that will occur, and reimbursement of expenses.

Indebtedness
During the year ended December 31, 2015, the Company entered into a convertible debt agreement with an entity co-owned by our Chief Executive Officer for $150,000. The note bore interest at 3.25% per annum with a 6% default rate. The note was convertible at the earliest of the following events: (1) the consumption of an investment by an institutional investor or corporate strategic investor through a single transaction or related series of transactions in aggregate of over $500,000; (2) change in ownership of over 50%; and (3) the date that was five years subsequent to the note's effective date. The conversion price was equal to $20,000,000 divided by the aggregate number of shares of the Company's common stock on the date of conversion. During the year ended December 31, 2017, the Company repaid the convertible debt and related accrued interest in full.

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April

2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase.

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. The convertible notes accrue interest at 10% per annum and all principal and accrued interest is payable upon the maturity date in October 2021. The note is convertible into common stock upon a qualified financing of at least $1 million, using a conversion price equal to 75% of the purchase price per share of equity securities sold by the Company in the qualified financing event. If a qualified financing event does not occur by the maturity date, the holder shall have the option to convert the outstanding principal and accrued interest upon the maturity date at the fair market value as determined by the Company's Board of Directors in its reasonable good faith judgment.

Related Party Transactions

In November 2018, the Company entered into three convertible notes with related parties. The first note was with Ahmad Yakub, Andrew Yakub's father, and has a principal balance of $185,800. The second note was Andrew Yakub, the Company's Chief Executive Officer, and has a principal balance of $166,000. The third convertible note was with ReGen America, Inc., a company that is controlled by Andrew Yakub, and has a principal balance of $70,000. The convertible notes accrue interest at 10% per annum and all principal and accrued interest is payable upon the maturity date in November 2021. The notes are convertible into common stock upon a qualified financing of at least $1 million, using a conversion price equal to 75% of the purchase price per share of equity securities sold by the Company in the qualified financing event. If a qualified financing event does not occur by the maturity date, the holder shall have the option to convert the outstanding principal and accrued interest upon the maturity date at the fair market value as determined by the Company's Board of Directors in its reasonable good faith judgment

Officers and Directors

The below identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Executive Officers:				
Andrew Yakub	CEO, Secretary, and Treasurer	32	October 27, 2013	Yes
Directors:				
Andrew Yakub	Chairman of the Board	32	October 27, 2013	Yes
James Rosenzweig	Director	58	February 18, 2014	No
Mark Goorsky	Director	58	February 18, 2014	No

Andrew Yakub

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009 Andrew founded and has since acted as the Chief Executive Officer of ReGen America, Inc. a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton Solar.

Named to Forbes' "30 under 30" list in 2016, Mr. Yakub is a two-time clean technology entrepreneur with a previous solar startup company. Mr. Yakub's experience spans from UCLA's Particle Beam Physics Lab to NASA's Jet Propulsion Lab. He holds a BA in Physics from UC Santa Barbara.

James Rosenzweig

Dr. James Rosenzweig has been a Director at Rayton since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Chair of UCLA's Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostics and turnkey accelerator systems. Dr. Rosenzweig received his Ph.D. from the University of Wisconsin - Madison in 1988.

Mark Goorsky

Mark Goorsky has been a Director at Rayton since February 2014. Dr. Goorsky is a Professor of Materials Science and Engineering at UCLA, where he was chair of the department from 2004-2009. He received his Ph.D. in Materials Science and Engineering in 1989 from the Massachusetts Institute of Technology, and his B.S. in Materials Science and Engineering in 1984 from Northwestern University. Dr. Goorsky held a post-doctoral position at the IBM Thomas J. Watson Research Center (Jan. 1989 - June 1991) and started at UCLA in 1991. Dr. Goorsky's research focuses on materials integration and the relationship between materials defects and device performance in semiconductor structures. He is an expert in ion implantation, layer transfer and wafer bonding in addition to material integration for silicon-based implantation.

Ownership and Capital Structure

The current owners of 20% or more equity in the Company is reflected in the below table:

Direct owner	Amount and class of securities held	Percent of voting power
Andrew Yakub	Common Stock	51.74%

A majority of the Company's Common Stock is owned by the Chief Executive Officer, whose interests may differ from those of the other stockholders.

As of Dec 31, 2019, Andrew Yakub owns approximately 51.74% of the shares of the Company's issued and outstanding Common Stock. Therefore, Mr. Yakub will be able to control the management and affairs of the Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company's other stockholders.

Description of the Company's Offerings

We are currently offering Convertible Notes (the "Notes") to investors in which will mature on December 31, 2020. A copy of the Note is available on our StartEngine offering page. The following summary is qualified by full terms available in the Note.

Upon the commencement of a Public Offering and subject to the terms and conditions of the Notes, each investor's Note may, at the election of the investor, be returned to the Company for cancellation in exchange for a number of shares of the Company's Common Stock, par value $0.0001, equal to the number of securities determined in the terms of the Note.

The Company may prepay the Notes in whole or in part, at any time.

The Notes will be unsecured obligations of the Company. The Notes will be subordinated in priority and right of payment to senior debt securities of the Company now existing or hereafter issued, including, but not limited to, commercial bank lenders and other debt lenders.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $10,000.

The minimum investment in this Offering is $500.

The Company's Other Offerings

Common Stock: 200,000,000 authorized and 142,336,420 outstanding.

The holders of the Company's Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights

The Company has previously sold and issued Convertible Notes with Most Favored Nations provisions.

The Company has previously sold and issued Convertible Notes with term which provide that, while the Notes are outstanding, the Company issues other indebtedness of the Company convertible into Equity Securities of the Company with material terms that are more favorable , from the perspective of the Investor , than the terms of the Notes, then the Investor will be provided with an opportunity to exchange the Notes for such other debt.

The Notes in this Offering will be subordinate in priority to the Company's senior debt. The Notes will be unsecured obligations of the Company. The Notes will be subordinated in priority and right of payment to senior debt securities of the Company now existing or hereafter issued, including, but not limited to, commercial bank lenders and other debt lenders.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

What is means to be a Minority Holder

The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

DILUTION

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angle investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock. If we decide to issue more shares, an Investor could experience value dilution with each share being worth less than before, and control dilution, with the total purchase percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

TRANSFERABILITY OF SECURITIES

The Purchaser may not assign, pledge, or otherwise transfer the Convertible Notes without the prior written consent of the Company. The Note may be transferred only upon the surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in a form satisfactory to the Company.

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 50l(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 15, 2020.

Rayton Solar, Inc.

By

     Name: Andrew Yakub

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

     I, Andrew Yakub, Principal Executive Officer of Rayton Solar Inc., hereby certify that the financial statements of Rayton Solar Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer

RAYTON SOLAR INC.

GAAP FINANCIAL STATEMENTS
(unaudited)

For the year ended
December 31, 2019

RAYTON SOLAR INC.
TABLE OF CONTENTS

Restricted for Management's Use Only
See basis of presentation and disclaimer on page 6

RAYTON SOLAR INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2019	December 31, 2018
Assets		
Current assets-		
Cash	$ 11,721	$ -
Escrow receivable	34,685	-
Total current assets	47,841	1,435
Property and equipment, net	1,470,317	1,486,908
Intangible assets, net	-	.
Investment	-	-
Other assets	5,003	-
Total assets	$ 1,523,161	$ 1,488,343
Liabilities and Stockholders' Deficit		
Current liabilities-		
Accounts payable	$ 190,080	$ 73,557
Accrued liabilities	181,565	152,541
Loan payable with bank - current	1,990	22,025
Convertible debt - current, net of discount	282,429	-
Total current liabilities	656,064	248,123
Long-term convertible debt - related parties	431,300	421,800
Long-term convertible debt	125,000	70,000
Loan payable with bank - net of current portion	76,052	84,910
Total liabilities	1,288,416	824,833
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit		
Common stock, par value $0.0001; 200,000,000 shares authorized; 142,336,420 and 142,336,420 issued and outstanding as of December 31, 2019 and 2018, respectively	14,235	14,235
Subscription receivable	-	(10,726)
Additional paid-in capital	11,750,286	11,750,992
Accumulated deficit	(11,529,776)	(11,090,991)
Total stockholders' deficit	234,745	663,510
Total liabilities and stockholders' deficit	$ 1,523,161	$ 1,488,343

Restricted for Management's Use Only
See basis of presentation and disclaimer on page 6

RAYTON SOLAR INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

	For the Year Ended December 31, 2019	For the Period Ended December 31, 2018
Revenues	$ -	$ -
Operating Expenses-		
General and administrative	242,473	1,570,699
Sales and marketing	75,136	59,514
Research and development	39,795	812,464
Loss on early termination of lease	-	95,621
Total operating expenses	357,404	2,538,298
Operating loss	(357,404)	(2,538,298)
Other (income) expense :		
Interest expense	80,581	38,199
Total other (income) expense	80,581	38,199
Income (loss) before provision for income taxes	(437,985)	(2,576,497)
Provision for income taxes	800	800
Net Loss	$ (438,785)	$ (2,577,297)
Weighted average net loss per share - basic and diluted	$ (0.00)	$ (0.02)
Weighted average shares outstanding - basic and diluted	142,336,420	142,268,345

RAYTON SOLAR INC.
STATEMENT OF CASH FLOWS
UNAUDITED

	For the Year Ended December 31, 2019
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (438,785)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Depreciation	16,591
Stock-based compensation	-
Stock and warrants issued for services	-
Stock issued for settlement	-
Loss on early termination of lease	-
Changes in operating assets and liabilities:	
Inventory	(34,685)
Other current assets	-
Accounts payable	116,523
Accrued liabilities	29,024
Net cash used in operating activities	(311,332)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	-
Deposits and other	(5,003)
Net cash provided by (used in) investing activities	(5,003)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from sale of common stock	10,020
Offering costs	-
Proceeds from convertible debt - related parites	9,500
Proceeds from convertible debt	337,429
Repayment of convertible debt - related party	-
Proceeds from loan payable with bank	-
Repayment of loan payable with bank	(28,893)
	-
Net cash provided by financing activities	328,056
Increase in cash and cash equivalents	11,721
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 11,721
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 800
Non cash investing and financing activities:	
Subscription receivable from sale of Series CF Non-Voting Preferred Stock	$ 14,376
Subscription receivable from founders' stock	$ -

RAYTON SOLAR INC.
DISCLAIMER
(UNAUDITED)

BASIS OF PRESENTATION AND DISCLAIMER

Contained within, are the financial statements of Rayton Solar Inc. (the "Company") for the periods indicated.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") to the best of Management's knowledge. Financial information presented has not been audited, reviewed, compiled, or otherwise gone through any form of attestation services to validate the information or transactions, and accordingly we do not express an opinion, a conclusion, nor provide any assurance on them. The financial information is the responsibility of Management. This document is primarily for review of Management and current investors of the Company, but may be used by the Management for information purposes with other parties.

The financial information included in this document may be subject to change based on additional information provided in future months and evaluation of estimates. In addition, if the financial information were audited, reviewed, or went through any form of attestation process, it is reasonably possible that the financial information would differ.